

Mail Stop 3561

January 14, 2010

Ms. Jie Chen
China Longyi Group International Holdings Limited
8/F East Area, Century Golden Resources Business Center
69 Banjing Road, Haidian District
Bejing, People's Republic of China, 100089

> **Re:** **China Longyi Group International Holdings Limited**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 14, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 0-30183**

Dear Ms. Chen:

We issued comments to you on the above captioned filing on **September 25, 2009**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **January 29, 2010** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **January 29, 2010**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3737 if you have any questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief